UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-37403

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 3, 2017, Amaya Inc. (the “Company”) issued a new release (the “Release”) announcing, among other things, that it repriced and retranched its U.S. dollar and Euro denominated first lien term loans and amended the applicable credit agreement. On the same date, the Company filed on SEDAR at www.sedar.com a copy of Amendment No. 2, dated March 3, 2017, by and among the parties to and amending the Company’s previously filed First Lien Credit Agreement, dated August 1, 2014 and as amended on August 12, 2015 (the “First Lien Amendment”).

Copies of the Release and First Lien Amendment are each attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: March 3, 2017

	By:	/s/ Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated March 3, 2017

99.2	Amendment No. 2, dated March 3, 2017, by and among the parties to and amending the Company’s previously filed First Lien Credit Agreement, dated August 1, 2014 and as amended on August 12, 2015